Ernst & Young LLP 560 Mission Street Suite 1600 San Francisco, California 94105	Tel: +1 415 894 8000 Fax: + 1 415 894 8099 ey.com

March 23, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 23, 2023, of Hippo Holdings Inc. (the Company) and are in agreement with the statements contained in the second sentence of the first paragraph, the second and third paragraphs, and the first and second sentences of the fourth paragraph therein. We have no basis to agree or disagree with other statements of the registrant contained in the first and fourth paragraphs therein.

In addition, we have no basis to agree or disagree with other statements of the registrant contained in the fifth paragraph of the above referenced filing.

/s/ Ernst & Young, LLP

San Francisco, California
March 23, 2023